EXHIBIT 1

                                  [TRANSLATION]

                                                                November 5, 2007

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                                IMMEDIATE REPORT

          Nature of the Event: Settlement Agreement of the Class Action

Further to prior reports, on July 12, 2007 and August 20, 2007, regarding a settlement agreement to the class action filed by Mr. A Fin on October 27, 2002, and the approval of the settlement by the Bank's General Meeting, the Bank is pleased to announce that on November 4, 2007, the agreement was approved by the honorable court, without any objections being filed against the settlement.

In the upcoming days, notices shall be published in newspapers regarding the manner in which claims shall be filed by the members of the group in whose behalf the action was filed (all those who purchased shares of the Bank from December 1, 2001 and held them on August 22, 2002 prior to the opening of trading).

The date and time when the Company was first made aware of the event or matter:
November 4, 2007 at 12:00 P.M.